UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL Renováveis Announces the Acquisition of

Bons Ventos

BVP S.A., through its subsidiary Bons Ventos S.A., holds one of the largest portfolios of wind farms in operation in Brazil.

The transaction consolidates the position of CPFL Renováveis as leader in the renewable energy segment in Brasil.

São Paulo, February 24, 2012 – CPFL Energias Renováveis (“CPFL Renováveis”) announces that, on this date, celebrated an agreement with Fundo de Investimentos em Participações Brasil Energia ("FIP Brasil Energia"), Servtec Investimentos e Participações Ltda. ("Servtec"), Fundo de Investimento em Participações Progresso (“FIP Progresso”) and some individuals (together known as “Sellers”) to acquire 100% of the shares of BVP S.A. (“BVP”).

BVP controls Bons Ventos Geradora de Energia S.A. (“Bons Ventos”), which owns four Wind farms in operation (Taíba Albatroz, Canoa Quebrada, Bons Ventos and Enacel) in the state of Ceará, with total installed capacity of 157.5 MW, average capacity factor of about 40% and energy selling contracts of 20 years with Eletrobrás included in the PROINFA with average selling prices of R$ 284.4 per MWh (in June 2011). The four wind farms use Suzlon’s turbines.

Wind Farm	Installed Capacity (MW)	Date of Start-up	Date of Readjustment of Energy Selling Contract
Taíba Albatroz	16.8	Nov/08	February
Canoa Quebrada	58.8	Jan/10	May
Bons Ventos	50.4	Feb/10	February
Enacel	31.5	Mar/10	May

Through the acquisition of Bons Ventos, CPFL Renováveis will reach a portfolio of 809.5 MW of power in operation, of which 367.5 MW are of wind farms, 307 MW are of small hydroelectric power plants and 135 MW are of biomass thermoelectric plants, also 885 MW under construction, totaling a portfolio of 1,694.5 MW of projects in operation and under construction, consolidating its leadership in the renewable energy segment in Brazil.

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        CPFL Renováveis Announces the Acquisition of Bons Ventos | February 24, 2012

The total price of the Acquisition is R$ 1,062 million, which involves: (i) the amount of R$ 600 million to be paid to the sellers; and (ii) the assumption of net debt in the amount of R$ 462 million. The amounts above will be adjusted according to the variation of the net debt and working capital of BVP at the closing of the acquisition, as foreseen in the share purchase and sales agreement. The closing of the transaction is subject to satisfying certain conditions established in the share purchase and sales agreement, including the approval of ANEEL and the lending banks, notably the Brazilian National Economic and Social Development Bank (BNDES), the Banco do Nordeste do Brasil and Nordic Investment Bank -NIB.

The acquisition of BVP represents an important step in the growth strategy of CPFL Renováveis and consolidates our company as one of the major players of wind assets in Brazil”, said Miguel Saad, CEO of CPFL Renováveis. "We identified important operational synergies of Bons Ventos wind farms with our wind assets that are operating in the region, such as the wind farms acquired in 2011 from SIIF”, commented Alessandro Gregori, New Business Officer of CPFL Renováveis.

“The transaction announced today marks the end of a successful investment cycle in the wind energy segment to FIP Brasil Energia, Servtec and the other shareholders of BVP” said Oderval Duarte, partner of BTG Pactual and manager of FIP Brasil Energia.

Itaú BBA and Machado Meyer Advogados acted as advisors to CPFL Renováveis. Goldman Sachs and Mundie Advogados acted as advisors to the Sellers.

About CPFL Renováveis.

CPFL Renováveis explores opportunities in the Brazilian energy generation market from alternative and renewable sources, through the development, construction and operation of a portfolio of small and medium plants, such as small hydroelectric power plants, wind farms and biomass thermoelectric facilities. Currently, the total portfolio of CPFL Renováveis, considering the plants in operation, construction and development, amounts to 4,438 MW. CPFL Renováveis is controlled by CPFL Energia S.A., holding of the Brazilian energy market that operates in the energy distribution, commercialization and generation segments through its subsidiaries, as the major private group in the sector, with gross sales of R$ 18.5 billion in the accumulated period of 12 months ended by September 30, 2011 and market value of R$ 26.4 billion, on February 17, 2012.

Investor Relations at CPFL Energia

Phone: 55-19-3756-6083

Fax: 55-19-3756-6089

E-mail: ri@cpfl.com.br

website: www.cpfl.com.br/ir

Investor Relations at CPFL Renováveis

Phone: 55-11-3157-9300

Fax: 55-11-3157-9465

E-mail: ri@cpflrenovaveis.com.br

website: www.cpflrenovaveis.com.br

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 24, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.